SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MAGNETEK, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
559424403
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559424403	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 0
SHARED VOTING POWER 129,742
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 129,742

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 129,742
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 559424403	13D	Page 3 of 9 Pages

NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS WC
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 185,210
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 185,210

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 185,210
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
TYPE OF REPORTING PERSON PN

CUSIP No. 559424403	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 129,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 129,742

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 129,742
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 5 of 9 Pages

NAME OF REPORTING PERSON FG Partners GP, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS AF
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 185,210
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 185,210

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 185,210
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 314,952
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 314,952

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 314,952
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,050
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 40,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 559424403	13D	Page 8 of 9 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 28, 2014, as amended (the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Magnetek, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 3.    Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in this Statement, including brokerage commissions, was approximately $7,224,093.11.

Item 5.    Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own in the aggregate 314,952 shares of Common Stock, which represents approximately 9.6% percent of the Company’s outstanding shares of Common Stock.

Each of Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.

Mr. Moglia holds 20,050 shares of Common Stock directly and may be deemed to beneficially own an additional 20,000 shares of Common Stock held by the Moglia Family Foundation, which is a charitable foundation for which Mr. Moglia is the sole trustee.

In addition, CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) holds 18,603 shares of Common Stock for the accounts of individual investors, which represents approximately 0.6% of the Company’s outstanding shares of Common Stock. CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. The Investment Manager owns 50% of CWA Asset Management Group, LLC.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 3,268,141 shares of Common Stock reported by the Company as outstanding as of August 1, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2014.

(c)           The transactions effected by the Fund and the Master Fund in the Common Stock in the open market between August 6, 2014 and October 5, 2014 is set forth on Schedule A to this Statement. On September 29, 2014, Mr. Moglia purchased 50 shares of Common Stock at $30 per share through an open market transaction.

CUSIP No. 559424403	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: October 8, 2014

FUNDAMENTAL GLOBAL PARTNERS, LP,

by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FG PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP

in the Common Stock between August 6, 2014 and October 5, 2014:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
08/11/14	48	25.05000
08/21/14	480	27.44000
08/28/14	97	28.57320
08/29/14	96	28.48500
09/03/14	48	29.20000
09/05/14	528	29.49640
09/11/14	80	31.42500
09/12/14	1,040	31.34580
09/15/14	989	31.49861
09/16/14	80	31.97500
09/17/14	240	31.96948
09/18/14	200	32.30800
09/19/14	280	32.45000
09/23/14	2,040	30.98152
09/25/14	415	30.89464
09/26/14	240	30.94000
09/30/14	3,120	31.23187
10/01/14	280	30.94860
10/03/14	2,752	31.22790

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
08/06/14	2,000	25.45002
08/11/14	452	24.96150
08/13/14	1,501	25.76212
08/14/14	1,300	25.82309
08/15/14	100	25.85000
08/18/14	3,731	26.41839
08/19/14	3,000	26.87600
08/20/14	500	27.36200
08/21/14	1,521	27.35556
08/22/14	900	27.25782
08/25/14	300	27.43000
08/28/14	305	28.55799
08/29/14	2,932	28.53236
09/02/14	1,300	28.95769
09/03/14	52	29.20000
09/04/14	700	29.24427
09/05/14	2,972	29.41751
09/08/14	230	29.61930
09/11/14	822	31.55900
09/12/14	1,560	31.34580
09/15/14	1,484	31.49858
09/16/14	120	31.97500
09/17/14	360	31.96948
09/18/14	300	32.30800
09/19/14	420	32.45000
09/23/14	3,060	30.98152
09/25/14	623	30.89464
09/26/14	360	30.94000
09/30/14	4,680	31.23187
10/01/14	1,520	30.89367
10/03/14	6,228	31.32929